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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

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                   DAVIDSON DIVERSIFIED REAL ESTATE III, L.P.
                            (Name of Subject Company)

                         COOPER RIVER PROPERTIES, L.L.C.
                            INSIGNIA PROPERTIES, L.P.
                            INSIGNIA PROPERTIES TRUST
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                             -----------------------

                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

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                        AMENDMENT NO. 5 TO SCHEDULE 14D-1

         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on August 27, 1998, as amended by Amendment No. 1 filed with the Commission on September 28, 1998, Amendment No. 2 filed with the Commission on October 5, 1998, Amendment No. 3 filed with the Commission on October 19, 1998 and Amendment No. 4 filed with the Commission on November 17, 1998 (the "Statement") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Apartment Investment and Management Company ("AIMCO") relating to the tender offer of the Purchaser for up to 300 of the outstanding units of limited partnership interest (the "Units") of Davidson Diversified Real Estate III, L.P. (the "Partnership"), at a purchase price of $3,000 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer").


ITEM 10. ADDITIONAL INFORMATION.


         (f) The Purchaser has withdrawn the Offer, and thus will not purchase any Units previously tendered in response to the Offer. In accordance with Rule 14e-1(c) under the Exchange Act, the Purchaser promptly will return tendered Units to those Limited Partners who tendered them.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


         (a)(9) Text of press release issued by the Purchaser on December 14, 1998.




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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 1998

                                     COOPER RIVER PROPERTIES, L.L.C.

                                     By:  Insignia Properties, L.P.,
                                          its managing member

                                     By:  Insignia Properties Trust,
                                          its general partner


                                     By:  /s/ PATRICK J. FOYE
                                          --------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President


                                     INSIGNIA PROPERTIES, L.P.

                                     By:  Insignia Properties Trust,
                                          its general partner


                                     By:  /s/ PATRICK J. FOYE
                                          --------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President


                                     INSIGNIA PROPERTIES TRUST


                                     By:  /s/ PATRICK J. FOYE
                                          --------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President


                                     APARTMENT INVESTMENT AND MANAGEMENT COMPANY


                                     By:  /s/ PATRICK J. FOYE
                                          --------------------------------------
                                          Patrick J. Foye
                                          Executive Vice President







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                                  EXHIBIT INDEX


Exhibit No.                             Description
-----------                             -----------

(a)(9) Text of press release issued by the Purchaser on December 14, 1998.








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